Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Versamet Royalties Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Versamet Royalties Corporation (the Company) as of December 31, 2025 and 2024, the related statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2022.

Vancouver, Canada
March 12, 2026

Statements of Financial Position	Expressed in U.S dollars ($000s)

	Note	December 31, 2025 $	December 31, 2024 $
ASSETS
Current
Cash and cash equivalents		3,706	1,431
Trade and other receivables		9,629	369
Prepaid and other assets		97	27
Greenstone gold interest	4	10,784	7,628
		24,216	9,455
Non-current
Investments		1,011	730
Deferred financing costs	7	1,251	-
Greenstone gold interest	4	72,844	54,658
Royalty, stream and other interests	5, 6	318,686	165,406
Total assets		418,008	230,249

LIABILITIES
Current
Trade and other payables	15	2,878	1,233
Credit facilities	7	30,000	-
Convertible debt	8	-	12,334
Convertible debt derivative liability	8	-	3,285
		32,878	16,852
Non-current
Credit facilities	7	141,000	608
Deferred income tax liabilities	11	10,172	1,462
Total liabilities		184,050	18,922

SHAREHOLDERS' EQUITY
Share capital	9	217,427	215,758
Share-based compensation reserve	9	5,150	4,765
Retained earnings (deficit)		12,365	(7,967)
Accumulated other comprehensive loss		(984)	(1,229)
Total shareholders' equity		233,958	211,327
Total liabilities and shareholders' equity		418,008	230,249

Nature of operations (note 1)

Subsequent events (note 17)

Approved by the Board of Directors on March 12, 2026
"Marcel de Groot"	"Elizabeth McGregor"

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Versamet Royalties	Financial Statements	2

Statements of Income (Loss) and Comprehensive Income (Loss)	Expressed in U.S dollars ($000s) Except for per share amounts

	Note	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
Sales	4, 13	20,701	9,988
Royalty revenue	13	14,060	2,037
Total revenue		34,761	12,025

Cost of Sales	4, 13	(15,106)	(9,989)
Depletion	6, 13	(6,177)	(843)
Gross profit		13,478	1,193

OPERATING (EXPENSES)/INCOME
Administrative expenses	9, 10	(7,640)	(5,526)
Change in fair value of Greenstone gold interest	4, 13	32,922	14,060
Impairment of royalty interest	6	-	(8,350)
Operating income		38,760	1,377

OTHER INCOME/(EXPENSE)
Change in fair value of convertible debt derivative liability	8	3,285	400
Finance and interest expense	7, 8	(12,162)	(3,579)
Foreign exchange (loss) gain		(548)	780
Interest income		267	148
Net income (loss) before income taxes		29,602	(874)
Income tax expense	11	(9,270)	(1,574)
Net income (loss)		20,332	(2,448)

EARNINGS PER SHARE
Basic earnings (loss) per share	9	0.22	(0.03)
Diluted earnings (loss) per share	9	0.21	(0.03)

Weighted average number of common shares outstanding
Basic	9	92,771,182	76,201,998
Diluted	9	95,506,104	76,201,998

OTHER COMPREHENSIVE INCOME (LOSS)
Net income (loss)		20,332	(2,448)
Items that will not subsequently be reclassified to net income
Change in fair value of investments		245	193
Total comprehensive income (loss)		20,577	(2,255)

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Versamet Royalties	Financial Statements	3

Statements of Changes in Equity	Expressed in U.S dollars ($000s) Except for per share amounts

	Note	Share capital (Number of shares)	Share capital $	Share-based compensation reserve $	(Deficit)/ Retained earnings $	Accumulated other comprehensive income (loss) $	Total $
Balance - December 31, 2023		57,290,991	118,287	2,426	(5,519)	(1,422)	113,772

Shares issued upon conversion of Sandstorm Convertible Note		4,835,839	7,629	-	-	-	7,629
Shares issued pursuant to asset acquisitions	5	27,903,963	81,860	-	-	-	81,860
Shares issued as interest payment	8	176,370	487	-	-	-	487
Shares issued for private placement		2,556,562	7,495	-	-	-	7,495
Share-based compensation	9	-	-	2,339	-	-	2,339
Total comprehensive income		-	-	-	(2,448)	193	(2,255)
Balance - December 31, 2024		92,763,725	215,758	4,765	(7,967)	(1,229)	211,327

Shares issued as interest payment	8	55,615	155	-	-	-	155
Exercise of RSUs	9	566,750	1,476	(1,476)	-	-	-
Exercise of stock options	9	25,656	38	(38)	-	-	-
Share-based compensation	9	-	-	1,899	-	-	1,899
Total comprehensive income		-	-	-	20,332	245	20,577
Balance - December 31, 2025		93,411,746	217,427	5,150	12,365	(984)	233,958

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Versamet Royalties	Financial Statements	4

Statements of Cash Flows	Expressed in U.S dollars ($000s)

Cash flows provided by (used in)	Note	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
OPERATING ACTIVITIES
Net income (loss)		20,332	(2,448)
Items not affecting cash:
Non-cash cost of sales related to Greenstone gold interest	4	11,580	7,992
Depletion	6, 13	6,177	843
Share-based compensation	9, 10	1,674	2,565
Change in fair value of Greenstone gold interest	4, 13	(32,922)	(14,060)
Change in fair value of convertible debt derivative liability	8	(3,285)	(400)
Impairment of royalty interest	6	-	8,350
Unrealized foreign exchange loss (gain)		5	(798)
Foreign exchange on convertible debt repaid	8	518	-
Finance and interest expense (net of interest income)	7, 8	11,895	3,431
Income tax expense	11	9,270	1,574
Income taxes paid	11	(559)	(509)
Changes in non-cash working capital	14	(7,740)	857
		16,945	7,397

INVESTING ACTIVITIES
Acquisition of stream and royalty interests	5, 6	(159,457)	(76)
Sale of investment		-	1,032
		(159,457)	956

FINANCING ACTIVITIES
Proceeds from credit facilities	7	181,000	-
Repayment of credit facilities	7	(11,000)	(19,000)
Repayment of convertible debt	8	(16,390)	-
Proceeds from private placement, net of issue costs		-	7,495
Financing costs and interest paid	7, 8	(8,773)	(1,987)
		144,837	(13,492)
Impact of foreign exchange on cash		(50)	(150)
Increase (decrease) in cash for the year		2,275	(5,289)
Cash - beginning of year		1,431	6,720
Cash - end of year		3,706	1,431

Supplemental cash flow information (note 14)

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Versamet Royalties	Financial Statements	5

Notes to the
Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in U.S dollars unless otherwise stated

1. Nature of Operations

Versamet Royalties Corporation ("Versamet" or "the Company") was incorporated under the British Columbia Business Corporations Act on January 24, 2011. Versamet is a single entity. The Company's common shares trade on the Toronto Stock Exchange ("TSX") in Canada and the Nasdaq in the United States under the symbol "VMET".

Versamet is a diversified metals royalty and streaming company with exposure to a range of resource royalties and streams including gold, silver, copper, zinc, graphite and uranium, across a variety of jurisdictions. Typically, in return for making an upfront payment to acquire a royalty or stream on a mining operation or project, Versamet receives a portion of the revenue generated from the mine on an ongoing basis, usually over the life of the mine or receives metal deliveries over a pre-determined period or up to a pre-determined quantity.  For all periods presented, all earnings per share and share information in these financial statements and notes are on a post-consolidation basis, reflecting the effect of the five-to-one share consolidation of the Company's outstanding common shares that took effect on September 12, 2025. See note 9.

The head office, principal address and registered office of Versamet is located at Suite 3200, 733 Seymour St, Vancouver, British Columbia, V6B 0S6.

These financial statements were approved and authorized for issue by the Board of Directors of the Company on March 12, 2026.

2. Basis of Presentation and Material Accounting Policy Information

Statement of Compliance

The Company's financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS Accounting Standards" or "IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

Basis of Presentation

These financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. These financial statements are presented in United States dollars, unless otherwise noted.

Material Accounting Policies

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash at bank, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

Versamet Royalties	Financial Statements	6

STREAM, ROYALTY AND OTHER INTERESTS

Stream, royalty and other interests consist of acquired royalty and stream metal purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

For asset acquisitions of stream, royalty and other interests that do not constitute a business combination, the identifiable assets acquired are recognized at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the assets acquired. Transaction costs are capitalized.

Stream, royalty and other interests related to producing mines are bifurcated into a depletable and non-depletable balance. The split between the depletable and non-depletable balances is based on a discounted cash flow analysis of the mine plan in question for that royalty or stream. Included in the depletable balance is 100% of Mineral Reserves and a portion of Resources, which can differ from asset to asset depending on factors such as stage of the project, nature of the ore deposit or risk profile of the asset and the assets' history of converting Resources to Reserves. Included in the non-depletable balance are the remaining Resources (not included in the depletable balance) and any exploration potential, if applicable. The Company assigns value to exploration potential on an asset-by-asset basis, where applicable, based on publicly available information and information gathered during due diligence of an asset prior to acquisition. This information would include geological, economic and operational factors which would indicate the likelihood of discovering additional mineral resources. The Company makes estimates of mineralization and weighting of Mineral Resource conversions using publicly available information of the operators including their National Instrument 43-101 or JORC-compliant Reserve and Resource statements and considering factors such as the stage of the project, nature of the ore deposit or risk profile when determining depletable and non-depletable amounts. The depletable balance is depleted using the units-of-production method over the life of the property to which the agreement relates, which is estimated using available information of Proven and Probable Reserves and the portion of Resources expected to be classified as Mineral Reserves at the mine corresponding to the specific interest. The non-depletable balance is not depleted but along with the depletable balance is evaluated for impairments when events or circumstances indicate that the carrying amount may not be recoverable. The Company monitors the publicly available information of the operators including their Reserve and Resource statements and guidance for the year ahead (in the case of operating mines) in order to assess whether there has been a change in the expected pattern of consumption of the future economic benefits of the assets underlying the royalties, streams and other interests, in order to determine the most appropriate method of depletion.

On acquisition of a stream, royalty or other interest, an allocation of its cost may be attributed to the exploration potential of the interest and is recorded as a non-depletable asset on the acquisition date. The value of the exploration potential is accounted for in accordance with either IAS 16, Property, Plant and Equipment or IFRS 6, Exploration and Evaluation of Mineral Resources ("IFRS 6") depending on the classification of the underlying asset to which the exploration potential relates.  With respect to exploration potential classified under IFRS 6, it is not depleted until such time as the technical feasibility, commercial viability, and a development decision have been established, at which point the value of the asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment. These considerations are consistent with those assessed by the Company when determining the classification of stream, royalty and other interests upon acquisition. The asset is subject to an impairment test prior to reclassification in accordance with IFRS 6. With respect to exploration potential classified as IAS 16, this is not depleted until there is an updated Reserves and Resource statement issued on the associated property which shows an increase in the Reserve and Resources of the asset at which point a proportionate amount of the exploration potential is reclassified to the depletable pool.

IMPAIRMENT OF STREAM, ROYALTY AND OTHER INTERESTS

Evaluation of the carrying values of each stream, royalty or other interest is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. Although the Company does not operate any of the mining interests in which it holds a stream, royalty or other interest, the Company monitors the operators publicly available information (where applicable) for updates with respect to the assets' performance and future intentions of the operator with respect to exploration and evaluation of Resources and development of projects. Further, the Company is entitled under each royalty and streaming agreement to the operators' budget and production forecasts for the upcoming year, which helps inform Versamet management as to whether there are any impairment indicators. Impairment is assessed at the level of cash-generating units, which is the smallest identifiable group of assets that generates cash inflows and largely independent of the cash inflows from other assets. This is usually at the individual stream, royalty, or other interest level for each property from which cash inflows are generated.

Versamet Royalties	Financial Statements	7

An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of its fair value less costs of disposal ("FVLCD") and its value in use ("VIU"). Estimated future cash flows are calculated using estimated production, sales prices and a discount rate. Estimated future production is determined using current Reserves and the portion of Resources expected to be classified as Mineral Reserves, as well as exploration potential expected to be converted into Resources or Reserves. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by research analysts and management's expectations. The discount rates used are those which are considered appropriate to the mine in question, its risk profile and the type of commodity. All inputs used are those that an independent market participant would consider appropriate. In addition, the Company may use other market approaches for determining the recoverable amount which may include an estimate of (i) dollar value per unit of mineral reserve/resource; (ii) net asset value multiples (iii) cash-flow multiples; (iv) comparable transactions or (v) market capitalization of comparable assets.

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying value of the interest is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the interest in previous periods.

Stream, royalty and other interests classified as exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount.

GREENSTONE GOLD INTEREST

The Company purchases certain amounts of gold by providing an initial deposit that is recorded as a Greenstone gold interest. The Greenstone gold interest meets the definition of a financial asset in accordance with financial instrument standards and is classified as fair value through profit or loss ("FVTPL"). The Greenstone gold interest is measured initially at fair value and then subsequently at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income. The difference between the fair value of the gold delivered and the ongoing payments for the gold delivered are recorded as a partial settlement of the Greenstone gold interest and recorded in cost of sales.

When gold is delivered to the Company under the Greenstone gold purchase agreement with Equinox ("GPA" - note 4), the Company initially records the gold as inventory; upon sale of the inventory, the amount in inventory is recognized in cost of sales.

The current portion of the Greenstone gold interest is determined at each reporting date based on the fair value of the estimated gold to be delivered in the following year.

REVENUE RECOGNITION

Revenue is comprised of revenue earned from royalty interests and from the sale of the relevant commodity under the GPA and stream interests.

Revenue recognition on royalty interests occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Revenue recognition from the sale of the relevant commodity occurs when control is transferred to a third-party customer. Revenue is measured as the fair value of the consideration received or receivable.

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Versamet Royalties	Financial Statements	8

FINANCIAL ASSETS

Classification

The Company classifies its financial assets in the following measurement categories:

Those to be measured subsequently at fair value (either through Other Comprehensive Income ("OCI"), or through profit or loss), and;

Those to be measured at amortized cost.

The classification depends on the Company's business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are either recorded in profit or loss or OCI.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Subsequent measurement of financial assets depends on their classification. There are three measurement categories under which the Company classifies its financial instruments:

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.

Fair value through OCI ("FVTOCI"): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains and losses, interest revenue, and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included as finance income using the effective interest rate method.

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL is recognized in profit or loss in the period in which it arises. The GPA is held at FVTPL.

Investments in common shares are held for long-term strategic purposes and not for trading. The Company has made an irrevocable election to designate all these investments as fair value through other comprehensive income ("FVTOCI") in order to provide a more meaningful presentation based on management's intention, rather than reflecting changes in fair value in profit or loss. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss.

Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables, FVTOCI and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.

FINANCIAL LIABILITIES

The Company classifies its financial liabilities into the following categories: financial liabilities at FVTPL and amortized cost.

A financial liability is classified as at FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows: the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and the remaining amount of the change in the fair value is presented in profit or loss. The Company recorded the derivative liability on the Beedie Convertible Loan at FVTPL until it was settled.

Versamet Royalties	Financial Statements	9

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

FOREIGN CURRENCY TRANSLATION

The Company has a functional currency and presentation currency of the United States dollar. Foreign currency transactions and balances are translated into the functional currency as follows: (i) monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate prevailing at the Statement of Financial Position date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are translated using average exchange rates for the period. Foreign exchange gains and losses are recognized in profit or loss and presented in the Statement of Income (Loss) and Comprehensive Income (Loss) in accordance with the nature of the transactions to which the foreign currency gains and losses relate.

Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Statement of Cash Flows.

INVENTORY

When refined gold or the applicable commodity is delivered to the Company under a Stream agreement it is recorded as inventory. The amount recognized as inventory includes both the cash payment and the related depletion associated with the underlying Stream interest. Subsequent to initial recognition, inventory is carried at the lower of cost or net realizable value. At such time the inventory is sold, the amounts recognized in inventory are recorded as cost of sales and depletion.

INCOME TAXES

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted by the end of the reporting date.

Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with the Company's accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A valuation allowance is recorded against any deferred tax asset if it is not probable to be utilized against future taxable profit.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

SHARE CAPITAL

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

The fair value of common shares issued for goods and services is based on the fair value of the goods or services received unless the fair value cannot be readily determined. If the fair value cannot be readily determined, the Company uses the market closing price on the date the shares are issued, while the fair value of share purchase warrants is estimated using the quoted market price or if the warrants are not traded, using the Black-Scholes Model ("BSM") as of the date of issuance.

Versamet Royalties	Financial Statements	10

EARNINGS PER SHARE

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings (loss) per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options, restricted share units ("RSUs") and performance restricted share units ("PRSUs") using the treasury stock method.

SHARE-BASED PAYMENTS

The Company recognizes share-based compensation expense for stock options, restricted share units, performance restricted share units and common shares granted to directors, officers, employees and consultants under the Company's equity-based incentive plans.

Stock options

The fair value of stock options is determined by using the BSM, with market-related inputs as of the grant date. The use of the BSM requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. Volatility is estimated using the historic stock price of similar listed entities, the expected term and the number of equity instruments expected to vest is estimated using management judgement. The fair value of stock options at the date of grant are expensed over the vesting periods with a corresponding increase to equity. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

Restricted share units

The fair value of RSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company's RSU Plan, the Board of Directors has the discretion to determine upon grant whether the RSUs are to be settled in cash or equity.

Where the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued are treated as equity-settled instruments. The fair value of RSUs is determined using the fair value of the RSU at the date of grant and is adjusted based on the number of equity instruments expected to ultimately vest. The fair value of the RSUs at the date of grant are expensed over the vesting periods with a corresponding increase to equity. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in equity.

Performance restricted share units

The fair values of equity-settled PRSUs with market conditions are estimated using the Monte Carlo method to project the performance of the Company and, if applicable, the relevant market index against which the Company's performance is compared. The use of the Monte Carlo pricing model requires management to make various estimates and assumptions that impact the value assigned to the PRSUs including assumptions with respect to share price, expected life, share price volatility, correlation assumptions and discount rates. Share-based compensation expense related to PRSUs that vest based on market conditions is recognized over the vesting period based on the grant date fair value of the award.

RELATED PARTY TRANSACTIONS

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company's operating segments are components of the Company's business for which discrete financial information is available and which are reviewed regularly by the Company's Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

Versamet Royalties	Financial Statements	11

Changes in Accounting Standards

NEW STANDARDS ISSUED AND NOT YET EFFECTIVE

The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 with an effective date for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flows changes are linked to environmental, social or governance targets). The amendments are effective for the year beginning January 1, 2026. The Company has evaluated the amendments and determined they are not expected to have a material impact on the financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) is a new standard that will provide new presentation and disclosure requirements and replace International Accounting Standard 1, Presentation of Financial Statements (IAS 1). IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted. The Company intends to adopt these amendments for the year beginning January 1, 2027.

The Company has not yet commenced the evaluation of the impact of IFRS 18 on its financial statements.

3. Significant Accounting Estimates and Judgments

The preparation of these financial statements in conformity with IFRS required management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company's significant accounting estimates and judgements applied in these financial statements are as follows:

ACCOUNTING FOR ACQUISITION OF ASSETS AND STREAM, ROYALTY AND OTHER INTERESTS

The Company's business is the acquisition of stream, royalties and other interests. Each stream, royalty and other interest has its own unique terms and judgement is required to assess the appropriate accounting treatment. The determination of whether an acquisition should be accounted for as stream, royalty and other interest or a financial instrument requires the consideration of factors such as (i) the terms of the agreement; (ii) the applicability of the own use exemption under IFRS 9 Financial Instruments ("IFRS 9"); and (iii) whether there is a contractual commitment to repay amounts under the stream, royalty and other interests. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of stream, royalty and other interests generally require a high degree of judgement, and include estimates of Mineral Reserves and Resources acquired, future production, metal prices, discount rates, conversion of Resources and exploration potential, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

ATTRIBUTABLE RESERVE AND RESOURCE ESTIMATES

Stream, royalty and other interests are a significant class of assets of the Company, with a carrying value of $318.7 million at December 31, 2025 (December 31, 2024 - $165.4 million). This amount represents the capitalized expenditures related to the acquisition of the stream, royalty and other interests net of accumulated depletion and any impairments. The Company estimates the Reserves and Resources relating to each interest. Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has stream and royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Reserves or Resources, or the date of initial production from the mine may impact the carrying value of the Company's stream, royalty and other interests and depletion charges. Stream, royalty and other interests related to producing mines are bifurcated into a depletable and non-depletable balance. The split between the depletable and non-depletable balances is based on a discounted cash flow analysis of the mine plan in question for that royalty or stream. Included in the depletable balance is 100% of Mineral Reserves and a portion of Resources. Included in the non-depletable balance are the remaining Resources (not included in the depletable balance) and any exploration potential, if applicable. If estimates of the value of the depletable and non-depletable balances of a mining property prove to be inaccurate, this could increase the amount of future depletion expense which would reduce the Company's net income and net assets. Changes to depletion rates are accounted for prospectively.

Versamet Royalties	Financial Statements	12

IMPAIRMENT OF STREAM, ROYALTY AND OTHER INTERESTS

Assessment of impairment of stream, royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of their fair values. The assessment of the fair values of stream, royalty and other interests requires the use of estimates and assumptions for Mineral Reserves and Resources, future production, commodity prices, discount rates, conversion of Resources and exploration potential, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) net asset value multiples (iii) cash-flow multiples; (iv) comparable transactions and (v) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the stream, royalty and other interests could impact the impairment analysis.

FAIR VALUE OF GREENSTONE GOLD INTEREST

The fair value of the Greenstone gold interest was determined by calculating the present value of the future gold deliveries under the GPA. The determination of the fair value of the Greenstone gold interest at period end requires the use of estimates and assumptions for commodity prices, discount rates and the timing of gold receipts received by Versamet under the GPA with Equinox. Changes in any of the estimates and/or assumptions used in determining the fair value could impact the fair value of the Greenstone gold interest at period end and the associated change in fair value of the Greenstone gold interest recorded in the Statement of Income (Loss) and Comprehensive Income (Loss) during the period. Changes in each of the following key assumptions and estimates would have the following impact on the value of the GPA as at December 31, 2025 (with an associated movement in the Statement of Income (Loss) and Comprehensive Income (Loss)):

Key assumption	Sensitivity applied to key assumption	Impact on GPA asset value at December 31, 2025
Gold price	+/- 10%	+/- $7.6 million
Discount rate	+/- 1%	- $3.7 million / + $4.1 million

FUNCTIONAL CURRENCY

The functional currency of the Company is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders functional currency if there is a change in events and conditions which determine the primary economic environment.

Versamet Royalties	Financial Statements	13

INCOME TAXES

The interpretation of new and existing tax laws or regulations in any of the countries in which our royalty and other interests are located or to which shipments of commodities are made or received requires the use of judgment. Differing interpretation or changes to these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

SHARE-BASED COMPENSATION

Stock options

The Company utilizes the BSM to estimate the fair value of stock options granted to directors, officers, employees and consultants of the Company. The use of the BSM requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. The expected term of the options granted is determined based on historical data of the average hold period before exercise, cancellation or expiry. Volatility is estimated using the historic stock price of similar listed entities, the expected term and the number of equity instruments expected to vest is estimated using management judgement. Prior to the Company publicly listing its common shares, the expected volatility is estimated with reference to the historical volatility of the share price of a peer group of companies as applicable. Any changes in these assumptions and estimates could change the amount of share-based compensation recognized in profit or loss and the share-based compensation reserve. Significant assumptions related to share-based payments are disclosed in note 9.

PRSUs

The Company uses a Monte Carlo pricing model to estimate the fair value of PRSUs granted to directors, officers, employees and consultants of the Company. The use of the Monte Carlo pricing model requires management to make various estimates and assumptions that impact the value assigned to the PRSUs including assumptions with respect to share price, expected life, share price volatility, correlation assumptions and discount rates. Changes in these assumptions and estimates could change the fair value of the amount of share-based compensation recognized in profit or loss and the share-based compensation reserve. Significant assumptions related to PRSUs are disclosed in note 9.

4. Greenstone Gold Interest

Greenstone Gold Purchase Agreement

On October 31, 2023, Versamet paid $52.5 million to enter into a gold purchase agreement with Equinox Gold Corp. ("Equinox")  in exchange for monthly deliveries of gold equal to the greater of (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone project in Ontario, Canada, ("Greenstone") at a purchase price per ounce of gold equal to 20% of the then prevailing market price. Monthly gold delivery obligations commenced upon closing of the Greenstone gold interest and will continue until a total of 63,000 ounces of gold have been delivered to Versamet. While gold deliveries will be calculated based on Greenstone production, gold deliveries can be sourced from production from any of Equinox's operating mines. Under the Greenstone gold interest, Equinox retains the option to buy-down deliveries related to 75% of the original delivery obligation at the then current spot gold price, subject to a minimum gold price per ounce of $2,000.

Accounting for the Greenstone Gold Purchase Agreement

In accordance with the Company's accounting policy, the Greenstone gold interest was initially measured at fair value, being the purchase price paid by Versamet for the future stream of gold. Each subsequent period end, the Greenstone gold interest is fair valued using a discounted cash flow of the future expected gold deliveries under the GPA. Significant estimates included in this valuation include commodity prices, discount rates and the timing of deliveries expected to be received by Versamet under the GPA with Equinox. Changes in any of the estimates and/or assumptions used in determining the fair value could impact the fair value of the Greenstone gold interest at period end and the associated change in fair value of the Greenstone gold interest recorded in the Statement of Income and Comprehensive Income during the period.

Versamet Royalties	Financial Statements	14

During the year ended December 31, 2025, the Company received 4,200 oz of gold (2024: 4,200 oz) under the Greenstone gold interest, which was initially recognized in inventory. The Company sold the gold for gross proceeds of $14.4 million in the year ended December 31, 2025 (2024: $10.0 million), upon the sale, the inventory was recognized in cost of sales. The difference between the fair value of the gold delivered and the payment to Equinox for the gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) was recorded as a partial settlement of the Greenstone gold interest and included in cost of sales; accordingly, the amount recorded in cost of sales was $11.6 million for the year ended December 31, 2025 (2024: $8.0 million). During the year ended December 31, 2025, the Company recognized a gain in the fair value of the Greenstone gold interest of $32.9 million (2024: $14.1 million gain) primarily driven by an increase in consensus gold prices.

Details of the changes in the carrying value of the Greenstone gold interest are as follows:

In $000s	$
Balance - December 31, 2023	56,218

Gold deliveries (recognized in cost of sales)	(7,992)
Change in fair value	14,060
Balance - December 31, 2024	62,286

Gold deliveries (recognized in cost of sales)	(11,580)
Change in fair value	32,922
Balance - December 31, 2025	83,628

Less: Current portion, December 31, 2025	(10,784)
Non-current portion, December 31, 2025	72,844

5. Stream and Royalty Acquisitions

During the year ended December 31, 2025

ROSH PINAH ZINC SILVER STREAM AND SANTA RITA ROYALTY

On September 24, 2025, the Company entered into an agreement with funds advised by Appian Capital Advisory Limited to acquire a 90% silver stream on Rosh Pinah Zinc's operating mine in Namibia (the "Silver Stream") and an uncapped, life of mine 2.75% net smelter return ("NSR") royalty on Atlantic Nickel's operating Santa Rita mine in Brazil for upfront cash consideration of $125.0 million and contingent consideration of up to $45.0 million upon the following milestones being achieved at the Santa Rita mine:

  $22.5 million upon the processing of the first 1.0 million tonnes of underground ore provided that occurs prior to July 1, 2035; and

  $22.5 million upon Santa Rita achieving a throughput rate of 12,500 tonnes per day from underground ore over a 90-day period, provided that occurs prior to July 1, 2035.

The contingent payments and related assets have not been recognized as they are dependent on uncertain future events which are outside of the Company's control.

After a total of 3.1 million ounces of silver have been delivered under the Silver Stream, Versamet will be entitled to receive 45% of the payable silver for the remaining life of the mine. Versamet will make ongoing cash payments equal to 10% of the spot silver price for each ounce delivered to the Silver Stream.

Both the Silver Stream and Santa Rita royalty have an Effective Date of July 1, 2025. For an initial period commencing on the Effective Date, payable silver will be based on the production of recovered zinc from the mine (the "Production Index") as follows:

  4,000 ounces of payable silver per million pounds of recovered zinc until the delivery of 250,000 silver ounces to the Silver Stream; and
Versamet Royalties	Financial Statements	15

  2,850 ounces of payable silver per million pounds of recovered zinc thereafter.

The Production Index will terminate on the earlier of i) 1,350,000 ounces of silver delivered to the Silver Stream, or ii) December 31, 2028. After the termination of the Production Index, payable silver will be based on actual payable silver production from the Rosh Pinah Zinc mine.

Management has determined that the acquisition of the Silver Stream and Santa Rita royalty are considered to be asset acquisitions as they did not meet the definition of a business under IFRS.

The Company received $1.2 million of Santa Rita royalty related to the period between the Effective Date and closing of the agreement, which was treated as a purchase price adjustment and credited against the acquisition cost of the royalty. In addition, $0.4 million and $0.2 million of costs associated with the acquisition of the Silver Stream and Santa Rita royalty, respectively, were added to the carrying values of the assets held within Royalty, Stream and Other interests (note 6).

KOLPA COPPER STREAM

In April 2025, the Company entered into an agreement to acquire the right to purchase refined copper equal to the greater of 95.8% of the copper produced and 0.03 pounds of copper per pound of produced lead from Endeavour Silver Corp.'s operating Huachocolpa Uno mine in Peru ("Kolpa") until 6,000 tonnes of refined copper have been delivered, after which Versamet will be entitled to purchase 71.85% of the produced copper. Once 10,500 tonnes of refined copper have been delivered, Versamet will have the right to purchase 47.9% of the life of mine copper produced (the "Copper Stream"). Versamet will make ongoing cash payments equal to 10% of the spot price of copper for each tonne of refined copper delivered. As consideration for the Copper Stream, Versamet made an upfront cash payment of $35.0 million. In addition, $0.1 million of costs associated with the acquisition of the Copper Stream were added to the carrying value of the asset held within Royalty, Stream and Other interests (note 6).

During the year ended December 31, 2024

B2GOLD PORTFOLIO

On June 5, 2024, Versamet entered into a definitive purchase and sale agreement with B2Gold Corp. ("B2Gold") to acquire a portfolio of royalty assets from B2Gold. The Transaction closed in two tranches. The first tranche closed on June 5, 2024 (the "First Closing"), and concurrent with this closing, Versamet purchased 5 royalty assets, including the following assets listed below, in return for 24,409,994 common shares of the Company at an issue price of C$4.00 per common share (total value: $71.6 million):

i) 2.7% NSR royalty (until 2.5 million oz of gold produced, 0.45% NSR on next 1.5 million oz) on the Kiaka project based in Burkina Faso.

ii) 2.7% NSR royalty (until royalty payments total US$22.5 million, and 0.45% thereafter until 1.5 million oz of gold produced) on the Toega project based in Burkina Faso.

iii) 1.5% NSR royalty on the gold-copper Primavera project based in Nicaragua.

On August 13, 2024, Versamet completed the second and final closing (the "Second Closing") related to the acquisition of a royalty portfolio from B2Gold. The Second Closing included the acquisition of a 2.0% NSR royalty over the Mocoa copper-molybdenum project in Colombia owned by Libero Copper & Gold Corporation and a 2.0% NSR royalty on the primary claims plus a 1% NSR royalty on periphery claims over the Golden Sidewalk gold project in Ontario, Canada owned by Prosper Gold Corp in return for  3,493,969 common shares of the Company at an issue price of C$4.00 per common share (total value of $10.25 million).

Management has determined that the acquisition of royalty interests acquired from B2Gold are considered to be asset acquisitions as the royalties acquired did not meet the definition of a business under IFRS. The fair value of the consideration paid for the mining royalties acquired from B2Gold has been allocated based on their fair value at the time of acquisition. The fair value of the common shares issued as consideration was determined to be C$4.00 per common share. The fair value of the mining royalties purchased was determined based on the net present value of the discounted cash flows from each of the royalties. The estimated future cash flows are calculated using estimated production, sales prices and discount rates. Estimated future production is determined using current Reserves and the portion of Resources expected to be classified as Reserves. Estimated sales prices are determined by reference to a long-term consensus metal prices. The discount rates used are those which are considered appropriate for the respective royalty, its risk profile and the relevant commodity.

Management has completed the process of determining fair values for the assets acquired.

Versamet Royalties	Financial Statements	16

The allocation of the consideration (for both the First and Second Closing) to the estimated fair value of assets is as follows:

In $000s	$
Purchase Price

Common shares issued	81,860
Legal fees capitalized	76
Total purchase price consideration	81,936

Assets acquired
Royalty interests (note 6)	81,936

6. Royalty, Stream and Other Interests

The carrying amount of the Company's royalty, stream and other interests are as follows:

	Cost				Accumulated Depreciation and Impairment
Asset, Location (In $000s)	Opening $	Net Additions/ (Disposals) $	Reclassified $	Closing $	Opening $	Depletion $	Closing $	Carrying Amount[1] $
December 31, 2025
Depletable Royalty, Stream and Other Interests
Rosh Pinah, Namibia	-	85,403	-	85,403	-	(651)	(651)	84,752
Kiaka, Burkina Faso	58,730	-	-	58,730	-	(1,592)	(1,592)	57,138
Santa Rita, Brazil	-	38,964	-	38,964	-	(476)	(476)	38,488
Kolpa, Peru	-	35,090	-	35,090	-	(2,227)	(2,227)	32,863
Mercedes, Mexico	10,985	-	-	10,985	(4,754)	(910)	(5,664)	5,321
Blackwater, Canada	7,538	-	-	7,538	-	(321)	(321)	7,217
Pilar, Brazil	5,609	-	-	5,609	(2,259)	-	(2,259)	3,350

Non-depletable Royalty and Other Interests
El Pilar, Mexico	17,490	-	-	17,490	-	-	-	17,490
Vittangi, Sweden	15,000	-	-	15,000	-	-	-	15,000
Toega, Burkina Faso	11,205	-	-	11,205	-	-	-	11,205
Mercedes, Mexico	5,837	-	-	5,837	(5,837)	-	(5,837)	-
Cuiú Cuiú, Brazil[1]	-	-	2,070	2,070	-	-	-	2,070

Exploration and Evaluation Assets
Hackett River, Nunavut	14,716	-	-	14,716	-	-	-	14,716
Mocoa, Colombia	10,000	-	-	10,000	-	-	-	10,000
Prairie Creek, Canada	7,514	-	-	7,514	-	-	-	7,514
Mason, Nevada	4,876	-	-	4,876	-	-	-	4,876
Converse, Nevada	4,391	-	-	4,391	-	-	-	4,391
Cuiú Cuiú, Brazil[1]	2,070	-	(2,070)	-	-	-	-	-
Primavera, Nicaragua	1,391	-	-	1,391	-	-	-	1,391
Other	904	-	-	904	-	-	-	904
Total	178,256	159,457	-	337,713	(12,850)	(6,177)	(19,027)	318,686

Versamet Royalties	Financial Statements	17

	Cost			Accumulated Depreciation and Impairment
Asset, Location (In $000s)	Opening $	Net Additions/ (Disposals) $	Closing $	Opening $	Depletion $	Impairment $	Closing $	Carrying Amount[1] $
December 31, 2024
Depletable Royalty and Other Interests
Mercedes, Mexico	10,985	-	10,985	(1,398)	(843)	(2,513)	(4,754)	6,231
Pilar, Brazil	5,609	-	5,609	(2,259)	-	-	(2,259)	3,350

Non-depletable Royalty and Other Interests
Kiaka, Burkina Faso	-	58,730	58,730	-	-	-	-	58,730
El Pilar, Mexico	17,490	-	17,490	-	-	-	-	17,490
Vittangi, Sweden	15,000	-	15,000	-	-	-	-	15,000
Toega, Burkina Faso	-	11,205	11,205	-	-	-	-	11,205
Blackwater, Canada	7,538	-	7,538	-	-	-	-	7,538
Mercedes, Mexico	5,837	-	5,837	-	-	(5,837)	(5,837)	-

Exploration and Evaluation Assets
Hackett River, Nunavut	14,716	-	14,716	-	-	-	-	14,716
Mocoa, Colombia		10,000	10,000	-	-	-	-	10,000
Prairie Creek, Canada	7,514	-	7,514	-	-	-	-	7,514
Mason, Nevada	4,876	-	4,876	-	-	-	-	4,876
Converse, Nevada	4,391	-	4,391	-	-	-	-	4,391
Cuiú Cuiú, Brazil	2,070	-	2,070	-	-	-	-	2,070
Primavera, Nicaragua		1,391	1,391	-	-	-	-	1,391
Other	294	610	904	-	-	-	-	904
Total	96,320	81,936	178,256	(3,657)	(843)	(8,350)	(12,850)	165,406

1. The total carrying amount of royalty, streams and other interests at December 31, 2025 includes $229,129 (December 31, 2024: $9,581) of depletable mineral interest. The remaining $89,557 (December 31, 2024: $155,825) is classified as non-depletable mineral interest, of which $43,792 (December 31, 2024: $45,862) are classified as Exploration and Evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources and $45,765 (December 31, 2024: $109,963) are assets not yet in production that are classified as development assets under IAS 16. During the year ended December 31, 2025, no assets were acquired which have been classified as Exploration and Evaluation assets (2024: $12,001). During the year ended December 31, 2025, the Cuiú Cuiú project demonstrated technical feasibility and commercial viability of extracting a mineral resource and our royalty was reclassified as an asset accounted for under IFRS 6 to an asset under IAS 16 (no assets were reclassified during the year ended December 31, 2024).

Royalty interest impairment

During the year ended December 31, 2024, the Mercedes Mine experienced operational challenges and then on January 29, 2025, Bear Creek Mining Corporation ("Bear Creek") announced an updated estimate of mineral reserves and mineral resources (R&R) for the Mercedes Mine. The updated estimate of R&R at the Mercedes Mine was lower than that previously used by management of the Company when valuing its royalty interest in the mine. As a result of these factors, the Company determined there to be an impairment indicator with respect to the carrying value of its Mercedes royalty interest as at December 31, 2024.

The Company determined the fair value of the Mercedes asset as at December 31, 2024 using a fair value less costs to sell model, being a discounted cash flow model of the expected production from the Mercedes mine and the associated royalty payments.  Management of Versamet used the updated R&R as released by Bear Creek as a basis for the production expected from the remaining life of mine. Significant assumptions used in the discounted cash flow included the gold price (based on consensus gold prices) and an 8% discount rate. A $100 drop in the gold price used in the model would result in an increased impairment of approximately $0.3 million. A 1% increase in the discount rate would have increased the impairment expense by approximately $0.1 million. Management determined that as at December 31, 2024 the recoverable amount of the Mercedes royalty interest was $6.2 million, resulting in an impairment charge of $8.4 million during the year ended December 31, 2024.

Versamet Royalties	Financial Statements	18

During the year ended December 31, 2025, no impairment charges were recorded.

7. Credit Facilities

On September 24, 2025, the Company amended its credit facility agreement to increase its revolving credit facility to $100.0 million with a $25.0 million accordion feature (the "RCF") and added a new $80.0 million term loan facility (the "TL") (together the "Credit Facilities") arranged by Bank of Montreal ("BMO"), as lead arranger, and National Bank of Canada ("NBC"). Amounts drawn on the Credit Facilities are subject to interest at SOFR plus 2.25% to 3.50% per annum, and the undrawn portion of the RCF is subject to a standby fee of 0.5063% to 0.7875% per annum, both of which are dependent on the Company's leverage ratio (as defined in the Credit Facilities agreement). The TL is repayable in quarterly instalments of $7.5 million commencing on March 31, 2026, with a final bullet payment of $20.0 million at maturity on March 31, 2028. The RCF matures on April 30, 2028. Unamortized deferred financing costs on the Credit Facilities will be amortized over the remainder of the RCF and TL terms. The Credit Facilities are secured by the Company's present and future acquired assets.

On March 4, 2026, the Company amended the Credit Facilities agreement to upsize the RCF to $200.0 million with a $25.0 million accordion feature (the "Upsized RCF") and retire the TL, which was fully repaid (note 17). The interest rates and standby fees on the Upsized RCF remain unchanged from the RCF. The Upsized RCF matures on March 4, 2029.

Under the Credit Facilities, the Company is required to maintain certain leverage and interest coverage ratios and minimum liquidity amounts. As at December 31, 2025, the Company was in compliance with all of the covenants related to the Credit Facilities.

A continuity of the amount outstanding under the Credit Facilities is as follows:

In $000s	$
Balance - December 31, 2023	19,712

Accrued Interest	1,039
Interest paid	(1,323)
Accretion of discount	180
Repayment	(19,000)
Balance - December 31, 2024	608

Drawdown	181,000
Repayment	(11,000)
Accrued interest	5,070
Interest paid	(5,075)
Accretion of discount	48
Fees reclassified to deferred financing costs	349
Balance - December 31, 2025	171,000

Less: Current portion, December 31, 2025	(30,000)
Non-current portion, December 31, 2025	141,000

The Company capitalized $1.5 million of deferred financing costs during the year ended December 31, 2025, which relates to $1.2 million of commitment and other fees and $0.3 million of prior period unamortized costs which were reclassified. Amortization of the deferred financing costs for the year ended December 31, 2025 were $0.3 million ($nil for the comparable periods in 2024).

8. Convertible Debt

On October 31, 2023, Versamet entered into a $16.0 million (the C$22.2 million) convertible loan with Beedie Capital Investments Ltd ("Beedie Capital") (the "Beedie Convertible Loan"). The Beedie Convertible Loan was denominated in Canadian dollars, had a term of 5 years and was scheduled to mature on October 31, 2028. Interest on the Beedie Convertible Loan consisted of an 8% base interest rate and a 1.5% paid-in-kind ("PIK") rate, with the PIK rate reducing to 1.0% upon the public listing of the Company. The Company had the option to pay 25-50% of the base interest rate in common shares of the Company, subject to certain conditions. Amounts outstanding under the Beedie Convertible Loan could be converted into common shares of the Company, at the option of Beedie Capital, at a price of C$4.20 per common share. The Company had the option to prepay the Beedie Convertible Loan, subject to certain fees.

Versamet Royalties	Financial Statements	19

On April 30, 2025, the Company exercised its prepayment option and repaid and canceled the Beedie Convertible Loan. On repayment, Beedie Capital elected not to convert amounts outstanding into common shares of the Company. Consequently, the Company repaid the full amount of the loan and accrued interest outstanding in cash which resulted in a derecognition of both the Beedie Convertible Loan and the Convertible debt derivative liability related to the conversion option. The derecognition of the Convertible debt derivative liability of $3.2 million resulted in an equivalent gain in the Statement of Income (Loss) and Comprehensive Income (Loss). As a result of the revised repayment date, the Company recognized an increase in the carrying amount of the Beedie Convertible Loan of $3.3 million due to the accelerated recording of the accretion expense with a corresponding increase in finance expense. The Company also incurred $2.4 million of non-recurring prepayment fees which were recognized in finance and interest expense during the year ended December 31, 2025.

A continuity of the Beedie Convertible Loan and the Beedie Derivative Liability is as follows:

In $000s	$
Balance - December 31, 2023	12,568

Accrued Interest	1,301
Interest paid	(1,301)
Accrued PIK interest	246
Accretion of discount	564
Foreign exchange gain	(1,044)
Balance - December 31, 2024	12,334

Accrued Interest	417
Interest paid	(417)
Accrued PIK interest	79
Accretion of discount	204
Foreign exchange loss	518
Accelerated accretion of discount due to revised repayment date	3,255
Repayment	(16,390)
Balance - December 31, 2025	-

Amount allocated to Derivative Liability	$
Balance - December 31, 2023	3,685

Change in FVTPL	(400)
Balance - December 31, 2024	3,285

Change in FVTPL	(112)
Derecognition on repayment	(3,173)
Balance - December 31, 2025	-

During the year ended December 31, 2025, the Company settled $0.2 million of interest owed to Beedie through issuance of 55,615 common shares (2024: 176,370 common shares were issued to settle interest owed of $0.5 million).

Versamet Royalties	Financial Statements	20

9. Share Capital and Reserves

Authorized, Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

On September 12, 2025, the Company consolidated its issued and outstanding common shares on the basis of five (5) pre-consolidation common shares for each one (1) post-consolidation common share (the "Share Consolidation"). As a result of the Share Consolidation, the 466,836,693 pre-consolidation common shares were consolidated to 93,367,340 post-consolidation common shares. The number of common shares issuable, issue prices and exercise price, where applicable, under the Company's stock option, restricted share unit and performance restricted share unit plans were proportionately adjusted based on the ratio of the Share Consolidation. All share and per share information in these financial statements has been adjusted to reflect the Share Consolidation.

On August 13, 2024, B2Gold subscribed for 2,556,562 Common Shares at C$4.00 per Common Share for total gross cash proceeds of $7.5 million in conjunction with the acquisition of the B2Gold Portfolio (note 5).

Share-based compensation

During the years ended December 31, 2025 and 2024, the breakdown of the Company's share based compensation was as follows:

In $000s	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
Stock options	811	698
Restricted Share Units	942	1,700
Performance Restricted Share Units	(79)	167
Total share-based compensation expense	1,674	2,565

STOCK OPTIONS

The Company has an omnibus equity incentive plan (the "Equity Plan") which allows the Company to grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry term is ten years from the grant date. All options are equity settled. The Equity Plan provides for the issuance of up to 10% of the Company's issued Common shares as at the date of the grant.

A continuity schedule for stock options is as follows:

Stock Options	Number
Outstanding - December 31, 2023	1,906,000

Granted	418,786
Outstanding - December 31, 2024	2,324,786

Granted	1,253,817
Exercised	(36,000)
Forfeited	(244,571)
Outstanding - December 31, 2025	3,298,032

The weighted average common share price at the time the stock options were exercised during the year ended December 31, 2025, was C$11.98. No stock options were exercised during the year ended December 31, 2024.

Versamet Royalties	Financial Statements	21

The following are the weighted average assumptions used in the Black-Scholes Model to estimate the grant date fair value of the stock options granted:

	Year ended Dec. 31, 2025	Year ended Dec. 31, 2024
Expected stock price volatility	41.4%	40.0%
Risk-free interest rate	3.1%	3.3%
Expected life of the options	5 years	5 years
Expected dividend yield	0.0%	0.0%
Forfeiture rate	5.0%	5.0%
Grant date fair value per option	$1.09	$0.99

As at December 31, 2025, the Company had the following stock options outstanding:

Number outstanding	Exercisable	Exercise Price per Share	Expiry Date	Weighted average life remaining (years)
1,220,000	1,220,000	$3.50	September 1, 2027	1.67
200,000	200,000	$3.50	November 28, 2026	0.91
150,000	100,000	$3.50	February 27, 2028	2.16
150,000	100,000	$3.50	March 20, 2028	2.22
150,000	100,000	$3.50	April 3, 2028	2.26
29,375	29,375	$3.50	November 28, 2026	0.91
330,661	110,220	$3.50	January 15, 2029	3.04
608,996	Nil	$4.00	January 15, 2030	4.04
259,000	Nil	$4.00	May 9, 2030	4.36
200,000	Nil	$4.00	May 12, 2030	4.36
3,298,032	1,859,595	$3.66	-	2.64

RESTRICTED SHARE UNITS ("RSU")

The Company has a Restricted Share Unit ("RSU") incentive plan whereby the Company may grant RSUs to eligible employees, officers, directors and consultants with an expiry date and vesting conditions to be determined by the Board of Directors.

A continuity schedule for RSUs is as follows:

Restricted Share Units	Number
Outstanding - December 31, 2022 & 2023	400,000

Granted	658,826
Outstanding - December 31, 2024	1,058,826

Granted	651,563
Settled	(566,750)
Forfeited	(144,875)
Outstanding - December 31, 2025	998,764

The holders of the RSUs have the right to defer receipt of the common shares underlying the RSUs upon vesting. As at December 31, 2025, there were 464,771 RSUs which are exercisable and settlement has been deferred at the election of the holder.

Versamet Royalties	Financial Statements	22

The grant date fair value of the RSUs is determined using the market value of the underlying common shares at the date of the grant and is adjusted based on the number of RSUs expected to ultimately vest. The weighted average grant date fair value of the RSUs granted during the year ended December 31, 2025 was $2.70 per RSU.

PERFORMANCE RESTRICTED SHARE UNITS ("PRSU")

The Company has a Performance Restricted Share Unit ("PRSU") incentive plan whereby the Company may grant PRSUs to eligible employees, officers, directors and consultants with an expiry date and vesting conditions to be determined by the Board of Directors.

A continuity schedule for PRSUs is as follows:

Performance Restricted Share Units	Number
Outstanding - December 31, 2023 & 2024	400,000

Granted	400,000
Forfeited	(400,000)
Outstanding - December 31, 2025	400,000

On February 28, 2025, 400,000 PRSUs were forfeited upon the resignation of the CEO resulting in the reversal of $0.4 million of previously expensed share-based compensation.

On April 30, 2025, the Company granted 400,000 equity-settled PRSUs to the CEO which vest upon the achievement of the following two milestones: (a) the first anniversary of the date of grant, and (b) a 40-day volume weighted average share price for the Company of greater than or equal to C$7.00 at any time prior to April 1, 2028.

The following assumptions were used in a Monte Carlo simulation to estimate the grant date fair value of the PRSUs:

Year ended Dec. 31, 2025
Expected stock price volatility	43.9%
Risk-free interest rate[1]	Various
Expected life of the options	3 years
Expected dividend yield	0.0%
Forfeiture rate	0.0%
Grant date fair value per PRSU	$1.49

1. The Risk-free rate was based on the Canadian Overnight Index Swap curve as at the grant date.

Versamet Royalties	Financial Statements	23

Earnings per share

Basic and diluted earnings (loss) per share is calculated based on the following:

In $000s (except for shares and per share amounts)	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
Net income (loss)	20,332	(2,448)
Basic weighted average number of shares	92,771,182	76,201,998
Basic earnings (loss) per share	0.22	(0.03)

Effect of dilutive securities
Stock options	1,415,687	-
RSUs	1,047,466	-
PRSUs	271,769	-
Diluted weighted average number of common shares	95,506,104	76,201,998
Diluted earnings (loss) per share	0.21	(0.03)

The following table lists the number of potentially dilutive securities which were excluded from the computation of diluted earnings per share because the exercise prices plus any unamortized share-based compensation per share, if relevant, exceeded the average market value of the common shares during the year ending December 31, 2025 of C$6.98, or the Company was in a net loss position.

Number	Year ended Dec. 31, 2025	Year ended Dec. 31, 2024
Stock options	-	174,487
RSUs	-	1,031,752
Beedie Convertible Loan	-	5,320,228

10. Administrative Expenses by Nature

In $000s	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
Business development expenses	146	49
Corporate administration	742	392
Professional fees	911	503
Salaries and benefits	4,167	2,017
Administrative expenses before share-based compensation	5,966	2,961
Share-based compensation	1,674	2,565
Total administrative expenses	7,640	5,526

Versamet Royalties	Financial Statements	24

11. Taxation

The breakdown of the income tax expense during the following years is as follows:

In $000s	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
Current income tax expense	560	509
Deferred income tax expense	8,710	1,065
Total income tax expense	9,270	1,574

The current tax expense was incurred as a withholding tax payable on the royalty revenue earned from certain foreign royalties.

Reconciliation of Effective Tax Rate

The income tax amounts disclosed below are based on the tax positions of the Company for the periods presented. The Company is subject to Canadian federal and provincial tax for the estimated assessable profit for the years ended December 31, 2025 and 2024 at a rate of 27%. The Company had no assessable profit in Canada for all periods disclosed.

The tax expense at statutory rates for the Company can be reconciled to the reported income for the years as follows:

In $000s (except for tax rate)	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
Net income (loss) before income tax expense	29,602	(874)
Statutory income tax rate	27%	27%
Expected income tax expense (recovery) at the statutory rate	7,993	(236)

Withholding taxes on royalty revenue	408	372
Non-deductible expenses	621	1,693
Recognition of temporary differences	269	(104)
Change in unrecognized tax assets	(21)	(151)
Total income tax expense	9,270	1,574

Deferred Income Taxes

The following table summarizes the composition of the Company's deferred tax liabilities:

In $000s	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
Greenstone gold interest	(13,977)	(5,101)
Royalty, stream and other interests	(4,961)	(1,291)
Financing costs and other	2,401	764
Non-capital losses	6,365	4,166
Total recognized net deferred tax liabilities	(10,172)	(1,462)

As at December 31, 2025, the Company has deductible Canadian non-capital tax losses of $23.6 million that expire between 2042 to 2045.

Versamet Royalties	Financial Statements	25

The significant components of the Company's unrecognized deferred tax assets are as follows:

In $000s	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
Investments and other	13	58
Capital losses	323	257
Non-capital losses	38	38
Total unrecognized deferred income tax assets	374	353

In assessing the recoverability of deferred tax assets other than deferred tax assets resulting from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Tax attributes are subject to revision and potential adjustment by tax authorities.

12. Related Party Transactions

Related parties are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, either directly or indirectly. Related parties of the Company include the members of the Board of Directors, officers of the Company, close family members of these individuals, and any companies controlled by these individuals.

Sandstorm

Sandstorm was a related party of the Company as a result of it having significant influence through its share ownership in the Company and the ability to nominate for election a representative to the board of directors of the Company.

The Company had a convertible note outstanding with Sandstorm which was fully converted during the year ended December 31, 2024, leaving a remaining balance of nil at December 31, 2025.

On October 20, 2025, Sandstorm was acquired by Royal Gold Inc. ("Royal Gold") and Royal Gold became a related party through its acquired share ownership in the Company. Royal Gold subsequently sold its shares in Versamet to Tether Investments, S.A. de C.V. ("Tether") and Nemesia S.à.r.l ("Nemesia"), a company controlled by trusts of the Lundin family, and Royal Gold ceased to be a related party.

The Company entered a License agreement with Sandstorm for C$20,000 per month for rent and other shared office costs for total costs of C$0.2 million for the period between January 1, 2025 and October 20, 2025, when Royal Gold ceased to be a related party.

Equinox

Effective June 28, 2022, Equinox was considered to be a related party of the Company as a result of its share ownership in Versamet. Effective June 5, 2024, Equinox's share ownership percentage was reduced, and it was determined that it no longer had significant influence over the Company and accordingly effective June 5, 2024 is no longer considered to be a related party of Versamet.

The Company entered into the Greenstone gold interest with Equinox during the year ended December 31, 2023 (note 4).

B2Gold

Effective June 5, 2024, B2Gold was considered to be a related party of the Company as a result of Versamet being an associate of this entity (as a result of their share ownership in the Company) and the ability of B2Gold to nominate a representative to the board of directors of the Company.

Versamet Royalties	Financial Statements	26

Compensation of Key Management Personnel

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. Versamet considers its Board of Directors, as well as the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") to be key management personnel. Compensation for key management personnel of the Company was as follows:

In $000s	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
Salaries and benefits	2,005	850
Share-based compensation	810	1,134
Total	2,815	1,984

13. Segmented Information

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's CEO, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below. The Company's operating segments are considered to be its individual royalties, streams and the Greenstone gold interest and the segment measure of profit or loss is Income (loss) before taxes. The Company's head office and general corporate administration (including finance expenses and derivative fair value changes) are included within 'Corporate' to reconcile the reportable segments to the financial statements.

For the year ended December 31, 2025:

Segment, Location (In $000s)	Sales[3] $	Royalty revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Blackwater, Canada	-	1,209	-	(321)	-	888	1,209
Cuiú Cuiú, Brazil	-	250	-	-	-	250	250
Greenstone, Canada	14,425	-	(14,475)	-	32,922	32,872	11,530
Kiaka, Burkina Faso	-	8,101	-	(1,592)	-	6,509	8,101
Kolpa, Peru	3,860	-	(388)	(2,227)	-	1,245	3,473
Mercedes, Mexico	-	2,090	-	(910)	-	1,180	2,090
Rosh Pinah, Namibia	2,416	-	(243)	(651)	-	1,522	2,172
Santa Rita, Brazil	-	2,410	-	(476)	-	1,934	2,410
Total segments	20,701	14,060	(15,106)	(6,177)	32,922	46,400	31,235

Operating expenses [1]	-	-	-	-	-	(7,640)	(5,966)
Foreign exchange loss	-	-	-	-	-	(548)	(25)
Finance and interest expense net of interest income	-	-	-	-	-	(11,895)	-
Change in fair value of derivative liability	-	-	-	-	-	3,285	-
Income tax paid	-	-	-	-	-	-	(559)
Movement in working capital	-	-	-	-	-	-	(7,740)
Total Corporate	-	-	-	-	-	(16,798)	(14,290)
Segments & Corporate total	20,701	14,060	(15,106)	(6,177)	32,922	29,602	16,945

1. Includes all operating expenses from the Statement of Income (Loss) and Comprehensive Income (Loss) with the exception of impairment charges and the change in value of the Greenstone gold interest (and excludes share-based compensation and impairment charges from cash flow from operating activities).

2. Cost of sales include cost of sales for the Greenstone gold interest consisting of a $2.9 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $11.6 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the year.

Versamet Royalties	Financial Statements	27

3. Royalty revenue from the Blackwater, Kiaka, Mercedes and Santa Rita royalties are each considered to be from a single customer.  The gold, silver and copper received from the Greenstone gold interest, Rosh Pinah stream and Kolpa stream were each sold to one customer.

4. Segment cash flows from operating activities are based on current year royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

For the year ended December 31, 2024:

Segment, Location (In $000s)	Sales[3] $	Royalty revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Impairment $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Greenstone, Canada	9,988	-	(9,989)	-	14,060	-	14,059	7,990
Mercedes, Mexico	-	2,037	-	(843)	-	(8,350)	(7,156)	2,036
Total segments	9,988	2,037	(9,989)	(843)	14,060	(8,350)	6,903	10,026

Operating expenses [1]	-	-	-	-	-	-	(5,526)	(2,960)
Foreign exchange loss	-	-	-	-	-	-	780	(16)
Finance and interest expense net of interest income	-	-	-	-	-	-	(3,431)	-
Change in fair value of derivative liability	-	-	-	-	-	-	400	-
Income tax paid	-	-	-	-	-	-	-	(509)
Movement in working capital	-	-	-	-	-	-	-	857
Total Corporate	-	-	-	-	-	-	(7,777)	(2,628)
Segments & Corporate total	9,988	2,037	(9,989)	(843)	14,060	(8,350)	(874)	7,398

1. Includes all operating expenses from the Statement of Income (Loss) and Comprehensive Income (Loss) with the exception of the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).

2. Cost of sales include cost of sales for the Greenstone gold interest consisting of a $2.0 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $8.0 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the year.

3. Royalty revenue from the Mercedes royalty is considered to be from one customer. The gold received from the Greenstone gold interest was sold to one customer.

4. Segment cash flows from operating activities are based on current year royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

Versamet Royalties	Financial Statements	28

Total Non-Current Assets by Segment

In $000s	December 31, 2025 $	Dec. 31, 2024 $
Prepaid gold interest
Greenstone gold interest	72,844	54,658

Royalty, Stream & Other Assets
Rosh Pinah, Namibia	84,752	-
Kiaka, Burkina Faso	57,138	58,730
Santa Rita, Brazil	38,488	-
Kolpa, Peru	32,863	-
El Pilar, Mexico	17,490	17,490
Vittangi, Sweden	15,000	15,000
Hackett River, Nunavut	14,716	14,716
Toega, Burkina Faso	11,205	11,205
Mocoa, Colombia	10,000	10,000
Prairie Creek, Canada	7,514	7,514
Blackwater, Canada	7,217	7,538
Mercedes, Mexico	5,321	6,231
Mason, Nevada	4,876	4,876
Converse, Nevada	4,391	4,391
Pilar, Brazil	3,350	3,350
Cuiú Cuiú, Brazil	2,070	2,070
Primavera, Nicaragua	1,391	1,391
Other	904	904
Total Royalty, stream & other interests	318,686	165,406
Total	391,530	220,064

Total Non-Current Assets by Geographic Region

In $000s	December 31, 2025 $	Dec. 31, 2024 $
North America	134,369	117,414
Africa	153,095	69,935
Central and South America	88,162	16,811
Europe	15,000	15,000
Other	904	904
Total	391,530	220,064

Versamet Royalties	Financial Statements	29

14. Supplemental Cash Flow Information

In $000s	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
CHANGES IN NON-CASH WORKING CAPITAL:
Trade and other receivables and prepaid assets	(9,324)	76
Trade and other payables	1,584	781
Net (decrease) increase in cash	(7,740)	857

SIGNIFICANT NON-CASH TRANSACTIONS:
Equity issued for royalty portfolio acquisition	-	81,860
Settlement of convertible note in shares	-	7,629
Settlement of interest payments in shares (note 8)	155	487

15. Financial Instruments

As at December 31, 2025 and 2024, the Company's financial instruments consist of cash and cash equivalents, trade and other receivables, investments, the Greenstone gold interest, trade and other payables and the Credit Facilities. The Company classifies cash and cash equivalents and trade and other receivables as financial assets held at amortized cost; the Company holds its investments at FVTOCI. The Company classifies trade and other payables and the Credit Facilities as other financial liabilities held at amortized cost. The Greenstone gold interest is carried at FVTPL.

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are below:

Level 1 - fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 - fair values based on inputs for the asset or liability that are not based on observable market data.

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2025 and 2024:

As at December 31, 2025:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	1,011	1,011	-	-
Greenstone gold interest	83,628	-	-	83,628
Total	84,639	1,011	-	83,628

Versamet Royalties	Financial Statements	30

As at December 31, 2024:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	730	730	-	-
Greenstone gold interest	62,286	-	-	62,286
Beedie Convertible Loan	12,334	-	12,334	-
Beedie Derivative Liability	3,285	-	-	3,285
Total	78,635	730	12,334	65,571

The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade and other receivables, and trade and other payables, approximate their carrying values at December 31, 2025 and 2024, due to their short-term nature. The fair value of the Company's Credit Facilities, which is measured using Level 2 inputs, approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the years ended December 31, 2025 and 2024.

The risk exposure arising from these financial instruments is summarized as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is limited to the carrying value of its cash and cash equivalents and trade and other receivables. The Company's trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Versamet's royalty, stream and other assets portfolio. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and holds its cash with a highly rated Canadian financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to have in place a planning and budgeting process to ensure that it will have sufficient liquidity to meet liabilities when due in the normal course of operations. In assessing liquidity risk, the Company takes into account its cash and expected income from royalties, stream and the Greenstone gold interest.

The following table shows the Company's contractual obligations as they fall due as at December 31, 2025 and total at December 31, 2024:

In $000s	Within 1 year $	1-5 years $	Over 5 years $	Total Dec. 31, 2025 $	Total Dec. 31, 2024 $
Trade and other payables	2,878	-	-	2,878	1,233
Credit facilities [1]	41,711	153,089	-	194,800	1,153
Beedie Convertible Loan [1]	-	-	-	-	21,784
Total	44,589	153,089	-	197,678	24,170

1. The estimated interest amounts related to the Credit facilities and the Beedie Convertible Loan are included in the table above.

Versamet Royalties	Financial Statements	31

Market risk

Market risk is the risk that changes in market prices, such as commodity price risk, foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings or financial instruments.

Commodity price risk is the risk that the fair value or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices. Commodity prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company's control.

Financial instruments that impact net income and total comprehensive income of the Company due to currency fluctuations include cash and cash equivalents, investments, and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar monetary assets and monetary liabilities as at December 31, 2025, a 10% increase or decrease in the Canadian dollar relative to the United States dollar would have an approximate impact of $0.1 million on net income and $0.1 million on total comprehensive income as at December 31, 2025.

The Company is exposed to commodity price movements as a result of the Greenstone gold interest (note 4). The Company holds the Greenstone gold interest at FVTPL. The fair value is calculated using a series of inputs into a discounted cash flow including the gold price. A 10% increase or decrease in the gold price used in the valuation as at December 31, 2025 would increase or decrease net income and total comprehensive income by $7.6 million.

16. Capital Management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support its' activities, continue as a going concern and maximize its return to stakeholders. The Company considers capital to be all accounts in equity and all borrowings of the Company. The Company is subject to certain covenants under the Credit Facilities (note 7); at December 31, 2025 the Company was in compliance with all covenants. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of management to maintain an appropriate liquidity profile to allow management to execute on its strategic plan. Additional funds may be required to finance the Company's operations in the future.

17. Subsequent events

On January 2, 2026, the Company granted 185,200 RSUs to officers, employees, and consultants which vest in 3 equal tranches on the first, second and third anniversaries of the date of the grant. On January 2, 2026, the Company granted 50,000 RSUs to directors which vested on February 2, 2026.

On February 9, 2026, the Company completed a bought deal public offering (the "Offering"), pursuant to which the Company sold 10,300,000 common shares, at a price of C$13.75 per common share for gross proceeds of C$141.6 million. The Company paid the underwriters a cash fee of 5% of the aggregate gross proceeds of the Offering. Concurrently, the Company completed a non-brokered private placement with Tether Investments S.A. de C.V. ("Tether Investments"), to which the Company sold 1,575,712 common shares at a price of C$13.75 for proceeds of C$21.7 million, pursuant to the exercise of Tether Investment's participation rights in the Offering.

The Company repaid $126.0 million on amounts drawn on the Company's Credit Facilities (note 7) from proceeds from the Offering and private placement and cash on hand.

On March 4, 2026, the Company amended its credit facility agreement to upsize the RCF to $200.0 million with a $25.0 million accordion feature and retire the TL, which was fully repaid. The interest rates and standby fees on the Upsized RCF remain unchanged from those under the Credit Facilities agreement (note 7). The Upsized RCF matures on March 4, 2029.

On March 5, 2026, the Company's common shares commenced trading on the Nasdaq Capital Market ("Nasdaq") under the symbol "VMET".

Versamet Royalties	Financial Statements	32